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                                 April 22, 2002


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


     Re:  Cramer, Inc.
          Preliminary Proxy Statement Under Regulation 14A
          File Date: December 17, 2001


Ladies and Gentlemen

     Cramer, Inc. (the "Company") hereby requests the withdrawal of the above referenced preliminary proxy statement filed with the Commission on December 17, 2001. The reason for this request is that the Company did not hold the special shareholders meeting which was the subject of that filing, but has elected to submit the issue which was the subject of that filing at the 2002 annual meeting of shareholders of the Company. The preliminary proxy materials for the annual meeting were filed with the Commission on April 15, 2002.


                                           CRAMER, INC.


                                       By: /s/ Gregory Coward
                                           -------------------------------------
                                           President and Chief Executive Officer


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